1801 Page Mill Road Palo Alto, CA 94304 Tel: 650 887 9300 Fax: 650 887 9499

March 17, 2026

Via EDGAR Submission

Daniel Duchovny

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	5&2 Studios, Inc.
Amended Schedule 13E-3 filed by 5&2 Studios, Inc., The Chosen Productions, LLC, Dallas Jenkins,
Derral Eves, Brad Pelo and JD Larsen
Filed March 3, 2026
File No. 005-95410

Preliminary Revised Proxy Statement
Filed March 3, 2026
File No. 000-56519

Mr. Duchovny:

On behalf of our client, 5&2 Studios, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 9, 2026 (the “Second Comment Letter”), with respect to the above-referenced Amended Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3 Amendment No. 1”) and Preliminary Revised Proxy Statement on Schedule 14A (the “Proxy Statement Amendment No. 1”).

In connection with this letter responding to the Comment Letter, the Company is concurrently filing the Definitive Proxy Statement (the “Definitive Proxy Statement”) via EDGAR.

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Definitive Proxy Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Definitive Proxy Statement.

Preliminary Revised Proxy Statement

Fairness of the Reverse Stock Split, page 24

1.            We note your response to prior comment 6 and we reissue it. Please revise your discussion of the going concern value of the company to disclose a value of the company's shares based on the financial projections.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 33 of the Definitive Proxy Statement.

Brussels Chicago Dallas Frankfurt Hamburg Houston London Los Angeles

Milan Munich New York Palo Alto Paris Rome San Francisco Washington

March 17, 2026

Projections, page 38

2.            We note your response to prior comment 12. Please revise your disclosure to quantify the metrics referenced in the new disclosure you added.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 39 through 40 of the Definitive Proxy Statement.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact Michael Brandt at (650) 887-9315 or mbrandt@willkie.com.

Very truly yours,
/s/ Michael Brandt
Michael Brandt, Willkie Farr & Gallagher LLP

cc:	Brad Pelo – President, 5&2 Studios, Inc.
David Stidham – Vice President of Business Affairs and General Counsel, 5&2 Studios, Inc.
David Eisman, Skadden, Arps, Slate, Meagher & Flom LLP